J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Jefferies LLC

520 Madison Avenue

New York, New York 10022

Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

UBS Securities LLC

1285 Avenue of the Americas

New York, New York 10019

June 26, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jennie Beysolow
Jennifer López-Molina
Division of Corporation Finance
Office of Trade & Services

Re: Savers Value Village, Inc.

Registration Statement on Form S-1

File No. 333-261850

Acceleration Request

Requested Date: June 28, 2023

Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Savers Value Village, Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement, requesting effectiveness as of 4:00 P.M., Eastern Time, on June 28, 2023, or at such later time as the Company or its outside counsel, Paul, Weiss, Rifkind, Wharton & Garrison LLP, may request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that between June 20, 2023 through the date hereof we have distributed approximately 60 copies of the Company’s preliminary prospectus dated June 20, 2023 to prospectus underwriters, dealers, institutional investors and others.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC

By:	/s/ Ratnabali Majumdar
Name: Ratnabali Majumdar
Title: Vice President

JEFFERIES LLC

By:	/s/ Mike Bauer
Name: Mike Bauer
Title: Managing Director

GOLDMAN SACHS & CO. LLC

By:	/s/ Ryan Cunn
Name: Ryan Cunn
Title: Managing Director

UBS SECURITIES LLC

By:	/s/ Evan Murphy
Name: Evan Murphy
Title: Director

By:	/s/ Hilbert Chen
Name: Hilbert Chen
Title: Associate Director

[Signature Page to Underwriters’ Acceleration Request]